Morgan Stanley
                                                                 Charter Series

      November 2003
      Monthly Report

This Monthly Report supplements the Charter Funds' Prospectus dated February 26, 2003 and the Prospectus Supplement dated November 7, 2003.

                                                      Issued: December 31, 2003

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MORGAN STANLEY CHARTER SERIES

HISTORICAL FUND PERFORMANCE

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the annualized return since inception for each Fund. Past performance is not necessarily indicative of future results.

                                                                                        INCEPTION-
                                                                                         TO-DATE   ANNUALIZED
                   1994    1995 1996 1997 1998   1999    2000  2001    2002     2003      RETURN     RETURN
FUND                %       %    %    %    %      %       %     %       %        %          %          %
-------------------------------------------------------------------------------------------------------------
Charter Campbell    --      --  --    --  --      --      --    --    (4.2)     11.0       6.3        5.4
                                                                     (3 mos.) (11 mos.)
-------------------------------------------------------------------------------------------------------------
Charter MSFCM...   (7.3)   21.9 4.0  26.2 5.1    (9.2)   23.8 (3.3)    29.1     (8.7)     99.3        7.3
                 (10 mos.)                                                    (11 mos.)
-------------------------------------------------------------------------------------------------------------
Charter Graham..    --      --  --    --  --      2.9    22.0  9.7     36.8      8.9      105.2       16.3
                                               (10 mos.)                      (11 mos.)
-------------------------------------------------------------------------------------------------------------
Charter Millburn    --      --  --    --  --     (7.2)   12.1 (11.3)   21.1     (4.5)      6.8        1.4
                                               (10 mos.)                      (11 mos.)
-------------------------------------------------------------------------------------------------------------


DEMETER MANAGEMENT CORPORATION

825 Third Avenue, 9th Floor
New York, NY 10022
Telephone (212) 310-6444

Morgan Stanley Charter Series
Monthly Report
November 2003

Dear Limited Partner:

  The Net Asset Value per Unit for each of the four Morgan Stanley Charter Series Funds as of November 30, 2003 was as follows:

                                                                 % CHANGE FOR
  FUND                                                    N.A.V.    MONTH
  ---------------------------------------------------------------------------
  Charter Campbell                                        $10.63     0.77%
  ---------------------------------------------------------------------------
  Charter MSFCM                                           $19.93    -0.27%
  ---------------------------------------------------------------------------
  Charter Graham                                          $20.52     2.23%
  ---------------------------------------------------------------------------
  Charter Millburn                                        $10.68    -2.86%
  ---------------------------------------------------------------------------

  Detailed performance information for each Fund is located in the body of the financial report. For each Fund, we provide a trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates.

  The trading results by sector charts indicate the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which each Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by a Fund to each sector will vary over time within a predetermined range. Below each chart is a description of the factors that influenced trading gains and trading losses within each Fund during the previous month.

  I would also like to take this opportunity to inform you that we anticipate Schedule K-1 (Form 1065) tax forms reporting each Limited Partner's share of the Partnership income, loss and deductions for calendar year 2003 will be mailed to holders of non-IRA accounts during the last week of February. Should you have an IRA account and wish to receive a Schedule K-1 tax form, please contact your Morgan Stanley Financial Advisor.


  Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 825 Third Avenue, 9th Floor, New York, NY 10022 or your Morgan Stanley Financial Advisor.

  I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,
/s/ Jeffrey A. Rothman
Jeffrey A. Rothman
Chairman and President
Demeter Management Corporation
General Partner

CHARTER CAMPBELL

                                    [CHART]

                    Month ended           YTD ended
                November 30, 2003     November 30, 2003
                ------------------    ------------------
Currencies           2.40%                  22.78%
Interest Rates      -0.74%                  -1.64%
Stock Indices        0.13%                   3.57%
Energies            -0.36%                  -1.49%
Metals               0.01%                  -0.49%


Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. Within the currency sector, short U.S. dollar positions against the Australian dollar, New Zealand dollar, and South African rand resulted in gains as the value of the "Commodity Currencies" increased due to gold prices reaching new highs and widening interest rate differentials between these countries and the U.S. Additional profits were recorded from short U.S. dollar positions against the British pound and the euro as the value of these currencies moved higher against the dollar amid concerns about the U.S. trade and budget deficits and continued geopolitical worries, specifically relating to terrorist attacks in Turkey and Iraq.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. Short European and U.S. interest rate positions incurred losses as prices in these markets finished the month higher due to renewed volatility in global equity markets, continued geopolitical instability in the Middle East, and comments from the U.S. Federal Reserve regarding the continuation of the Fed's current low-interest rate policy.

.. Long crude oil and heating oil positions experienced losses as prices reversed lower during the latter half of the month in response to expectations that OPEC would maintain production at current levels.


CHARTER MSFCM

                                    [CHART]

                    Month ended           YTD ended
                 November 30, 2003     November 30, 2003
                 ------------------    ------------------
Currencies              2.93%                6.27%
Interest Rates         -0.15%               -2.35%
Stock Indices          -0.29%               -0.45%
Energies               -2.48%               -0.09%
Metals                  0.33%               -1.45%


Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. Energy prices continued to trade in a volatile fashion, moving in one direction for a few days and then sharply reversing. This type of volatility was particularly evident in the crude oil market as prices rallied over the first portion of the month only to sharply decline during the latter portion of the month. As a result, losses were incurred in the trading of crude oil futures.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. Within the currency sector, short U.S. dollar positions against the Swiss franc, Singapore dollar, Swedish krona, and euro yielded gains as the value of these currencies moved higher against the dollar amid concerns about the U.S. trade and budget deficits and continued geopolitical worries, specifically relating to terrorist attacks in Turkey and Iraq.

.. Additional gains were generated in the metals sector from long positions in aluminum as prices moved higher late in the month due to consumer growth forecasts for China, one of the world's largest consumers of industrial metals, and the release of better-than-expected manufacturing data out of the U.S.


CHARTER GRAHAM

                                    [CHART]

                    Month ended           YTD ended
                 November 30, 2003     November 30, 2003
                 ------------------    ------------------
Currencies              3.32%                11.74%
Interest Rates         -0.39%                -3.84%
Stock Indices           0.04%                 9.89%
Energies               -0.04%                 2.52%
Metals                  0.41%                 1.18%
Agriculturals          -0.45%                -0.46%


Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. Within the currency sector, short U.S. dollar positions against the British pound, euro, and Japanese yen yielded gains as the value of these currencies moved higher against the dollar amid concerns about the U.S. trade and budget deficits and continued geopolitical worries, specifically relating to terrorist attacks in Turkey and Iraq. Additional profits were recorded from short U.S. dollar positions against the Australian dollar, New Zealand dollar, and South African rand as the value of the "Commodity Currencies" increased due to gold prices reaching new highs and widening interest rate differentials between these countries and the U.S.

.. Gains were also generated in the metals sector from long positions in gold as prices increased above $400 a troy ounce due primarily to the weakness of the U.S. dollar. Elsewhere in the metals sector, profits were recorded from long positions in aluminum as prices moved higher late in the month due to consumer growth forecasts for China, one of the world's largest consumers of industrial metals, and the release of better-than-expected manufacturing data out of the U.S.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. Losses were incurred in the agricultural sector from long positions in cotton futures as prices reversed lower on uncertainty regarding export levels to China and news of increased supply.

.. Short European interest rate positions experienced losses as prices finished the month higher due to renewed volatility in global equity markets, continued geopolitical instability in the Middle East, and comments from the U.S. Federal Reserve regarding the continuation of the Fed's current low-interest rate policy.


CHARTER MILLBURN

                                    [CHART]

                    Month ended           YTD ended
                 November 30, 2003     November 30, 2003
                 ------------------    ------------------
Currencies              0.64%                 0.55%
Interest Rates         -2.05%                 1.83%
Stock Indices          -0.47%                 2.97%
Energies               -0.48%                -2.25%
Metals                  0.37%                 0.99%
Agriculturals          -0.27%                -2.01%


Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. Short U.S. and European interest rate positions experienced losses as prices finished the month higher due to renewed volatility in global equity markets, continued geopolitical instability in the Middle East, and comments from the U.S. Federal Reserve regarding the continuation of the Fed's current low-interest rate policy.

.. Losses were experienced from long unleaded gasoline and heating oil positions as prices reversed lower during the latter half of November in response to expectations that OPEC would maintain production at current levels.

.. Long positions in Pacific Rim stock index futures resulted in losses as prices reversed lower due to uncertainty regarding the Japanese economic recovery.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. Within the currency sector, short U.S. dollar positions against the Australian dollar, New Zealand dollar, and South African rand resulted in gains as the value of the "Commodity Currencies" increased due to gold prices reaching new highs and widening interest rate differentials between these countries and the U.S.

.. Additional gains were generated in the metals sector from long positions in gold as prices increased above $400 a troy ounce due primarily to the weakness of the U.S. dollar.


                      This page intentionally left blank.


MORGAN STANLEY CHARTER SERIES

STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED NOVEMBER 30, 2003 (UNAUDITED)

                                   Morgan Stanley               Morgan Stanley              Morgan Stanley
                                Charter Campbell L.P.         Charter MSFCM L.P.         Charter Graham L.P.
                             --------------------------  ---------------------------  --------------------------
                                         Percentage of                Percentage of              Percentage of
                                        November 1, 2003             November 1, 2003           November 1, 2003
                                           Beginning                    Beginning                  Beginning
                               Amount   Net Asset Value    Amount    Net Asset Value   Amount   Net Asset Value
                             ---------  ---------------- ----------  ---------------- --------- ----------------
                                 $             %             $              %            $             %
REVENUES
Trading profit (loss):
  Realized                    (881,806)       (.97)       2,193,778        1.41       4,407,598       1.93
  Net change in unrealized   2,194,848        2.42       (1,639,010)      (1.05)      2,112,712        .93
                             ---------        ----       ----------       -----       ---------       ----
   Total Trading Results     1,313,042        1.45          554,768         .36       6,520,310       2.86
Interest income (Note 2)        59,563         .07          100,312         .06         136,587        .06
                             ---------        ----       ----------       -----       ---------       ----
   Total Revenues            1,372,605        1.52          655,080         .42       6,656,897       2.92
                             ---------        ----       ----------       -----       ---------       ----
EXPENSES
Brokerage fees (Note 2)        471,438         .52          809,628         .52       1,188,307        .52
Management fees (Note 2 & 3)   199,888         .23          259,082         .17         380,257        .17
                             ---------        ----       ----------       -----       ---------       ----
   Total Expenses              671,326         .75        1,068,710         .69       1,568,564        .69
                             ---------        ----       ----------       -----       ---------       ----
NET INCOME (LOSS)              701,279         .77         (413,630)       (.27)      5,088,333       2.23
                             =========        ====       ==========       =====       =========       ====

                                    Morgan Stanley
                                Charter Millburn L.P.
                             ---------------------------
                                          Percentage of
                                         November 1, 2003
                                            Beginning
                               Amount    Net Asset Value
                             ----------  ----------------
                                 $              %
REVENUES
Trading profit (loss):
  Realized                   (1,065,773)      (1.74)
  Net change in unrealized     (310,690)       (.51)
                             ----------       -----
   Total Trading Results     (1,376,463)      (2.25)
Interest income (Note 2)         44,290         .07
                             ----------       -----
   Total Revenues            (1,332,173)      (2.18)
                             ----------       -----
EXPENSES
Brokerage fees (Note 2)         319,440         .52
Management fees (Note 2 & 3)    102,221         .16
                             ----------       -----
   Total Expenses               421,661         .68
                             ----------       -----
NET INCOME (LOSS)            (1,753,834)      (2.86)
                             ==========       =====


MORGAN STANLEY CHARTER SERIES

STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED NOVEMBER 30, 2003 (UNAUDITED)

                             MORGAN STANLEY                       MORGAN STANLEY                       MORGAN STANLEY
                          CHARTER CAMPBELL L.P.                 CHARTER MSFCM L.P.                   CHARTER GRAHAM L.P.
                   ----------------------------------- -----------------------------------  -------------------------------------
                       UNITS        AMOUNT    PER UNIT     UNITS         AMOUNT    PER UNIT      UNITS         AMOUNT    PER UNIT
                   -------------  ----------  -------- -------------  -----------  -------- --------------  -----------  --------
                                      $          $                         $          $                          $          $

Net Asset Value,
 November 1, 2003  8,584,147.020  90,516,157   10.54   7,777,772.401  155,448,644   19.99   11,365,798.199  228,154,944   20.07
Net Income (Loss)        --          701,279     .09         --          (413,630)   (.06)        --          5,088,333     .45
Redemptions          (37,288.495)   (396,377)  10.63     (58,433.981)  (1,164,589)  19.93      (78,677.591)  (1,614,464)  20.52
Subscriptions        639,602.142   6,798,970   10.63     377,659.514    7,526,755   19.93      597,365.170   12,257,933   20.52
                   -------------  ----------           -------------  -----------           --------------  -----------

Net Asset Value,
 November 30, 2003 9,186,460.667  97,620,029   10.63   8,096,997.934  161,397,180   19.93   11,884,485.778  243,886,746   20.52
                   =============  ==========           =============  ===========           ==============  ===========

                             MORGAN STANLEY
                          CHARTER MILLBURN L.P.
                   ----------------------------------
                       UNITS        AMOUNT    PER UNIT
                   -------------  ----------  --------
                                      $          $

Net Asset Value,
 November 1, 2003  5,580,056.727  61,332,554   10.99
Net Income (Loss)        --       (1,753,834)   (.31)
Redemptions          (50,894.913)   (543,558)  10.68
Subscriptions        210,379.433   2,246,852   10.68
                   -------------  ----------

Net Asset Value,
 November 30, 2003 5,739,541.247  61,282,014   10.68
                   =============  ==========

  The accompanying notes are an integral part of these financial statements.


MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION.  Morgan Stanley Charter Campbell L.P. ("Charter Campbell"),
Morgan Stanley Charter MSFCM L.P. ("Charter MSFCM"), Morgan Stanley Charter Graham L.P. ("Charter Graham"), and Morgan Stanley Charter Millburn L.P. ("Charter Millburn") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures contracts, and forward contracts on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").
  The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). The trading advisor for Charter MSFCM is Morgan Stanley Futures & Currency Management Inc. ("MSFCM"). Demeter, Morgan Stanley DW, MS & Co., MSIL and MSFCM are wholly-owned subsidiaries of Morgan Stanley.
  Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the Limited Partners based on their proportional ownership interests.

USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the esti-


MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)

mates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

REVENUE RECOGNITION. Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit
(loss) on open contracts from one period to the next in the statements of operations. Monthly, Morgan Stanley DW credits each Partnership with interest income on 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW credits each Partnership with 100% of the interest income Morgan Stanley DW receives from MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments, Net Assets do not include monies owed to the Partnerships on forward contracts and other futures interests.

NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. Effective August 1, 2003, each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 6.25% of the Partnership's Net Assets as of the first day of each month (a 6.25% annual rate). Prior to August 1, 2003, each Partnership paid a flat-rate monthly brokerage fee of 1/12 of 6.75% of the Partnership's Net Assets as of the first day of each month (a 6.75% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.


MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


OPERATING EXPENSES. Each Partnership incurs monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by the Partnerships.

INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

CONTINUING OFFERING. Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month. No selling commissions or charges related to the continuing offering of Units are paid by the Limited Partners or the Partnerships. Morgan Stanley DW pays all such costs.

REDEMPTIONS. Limited Partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in a particular Partnership.
  Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption


MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)

Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to Morgan Stanley DW.

EXCHANGES. On the last day of the first month which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

DISSOLUTION OF THE PARTNERSHIPS. Charter MSFCM will terminate on December 31, 2025 and Charter Campbell, Charter Graham and Charter Millburn will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
Each Partnership pays brokerage fees to Morgan Stanley DW as described in Note
1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co. and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.
  Charter MSFCM pays management and incentive fees (if any) to MSFCM.


MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


--------------------------------------------------------------------------------
3. TRADING ADVISORS
Demeter, on behalf of Charter Campbell, Charter MSFCM, Charter Graham and Charter Millburn, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:

Morgan Stanley Charter Campbell L.P.
  Campbell & Company, Inc.

Morgan Stanley Charter MSFCM L.P.
  Morgan Stanley Futures & Currency Management Inc.

Morgan Stanley Charter Graham L.P.
  Graham Capital Management, L.P.

Morgan Stanley Charter Millburn L.P.
  Millburn Ridgefield Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

MANAGEMENT FEE. Charter MSFCM, Charter Graham and Charter Millburn each pay its trading advisor a flat-rate monthly fee equal to 1/12 of 2% (a 2% annual rate) of the Partnership's Net Assets under management by each trading advisor as of the first day of each month.
  Effective August 1, 2003, Charter Campbell reduced its flat-rate monthly fee from 1/12 of 2.75% (a 2.75% annual rate) to 1/12 of 2.65% (a 2.65% annual rate) of the Partnership's Net Assets under management as of the first day of each month.

INCENTIVE FEE. Each Partnership's incentive fee is equal to 20% of trading profits, paid on a quarterly basis for Charter MSFCM, and paid on a monthly basis for Charter Campbell, Charter Graham and Charter Millburn.
  Trading profits represent the amount by which profits from futures, forwards and options trading


MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(concluded)

exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter MSFCM, the trading advisor must recover such losses before that trading advisor is eligible for an incentive fee in the future.


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